UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934
                       (Amendment No. 5)


                   Great American Bancorp, Inc.
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                       (Name of Issuer)


              Common, Stock Value - $0.01 Par Value
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               (Title of Class of Securities)


                          38982K107
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                        (CUSIP Number)


                        George R. Rouse
                        1311 S. Neil
                        Champaign, IL 61820
                        (217) 356-2265
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  (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications)


                        January 27, 2003
    -------------------------------------------------------
    (Date of Event which Requires Filing of This Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ]


                                                          (Page 1 of 5 Pages)


CUSIP No. 38982K107

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            George R. Rouse

2.      CHECK THE APPROPRIATE BOX IF A MEMBER
        OF A GROUP(a) [ ]    (b) [ ]

3.      SEC USE ONLY

4.      SOURCE OF FUNDS

            PF

5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS       [ ]
        REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6.      CITIZENSHIP OR PLACE OF ORGANIZATION

            United States

7.      SOLE VOTING POWER

            57,911 shares (not including 51,319 shares subject to options)

8.      SHARED VOTING POWER

             100 shares

9.      SOLE DISPOSITIVE POWER

            36,735 shares (not including 51,319 shares subject to options and
                           21,176 shares held under the Savings and Employee Stock Ownership Plan)

10.     SHARED DISPOSITIVE POWER

             100 shares

11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
        REPORTING PERSON

            109,330 shares (including 51,319 shares subject to options)

12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)         [ ]
        EXCLUDES CERTAIN SHARES

13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            13.19%

14.     TYPE OF REPORTING PERSON

            IN
                                                     (Page 2 of 5 Pages)

     The purpose of this Amendment No. 5 to the previously filed Schedule 13D is to report additional shares acquired by Mr. George R. Rouse (the "Reporting Person") and to report that the ownership of the Reporting Person in the common stock of Great American Bancorp, Inc. (the "Company") has increased from 11.45% to 13.19% of the common shares outstanding. The Reporting Person's ownership percentage has increased primarily due to the Company's repurchase of its common stock, which reduced the Company's outstanding common shares. The Reporting Person is President and Chief Executive Officer of the Company.

Item 1.     Security and Issuer.

     No change.

Item 2.     Identity and Background.

     No change.

Item 3.     Source and Amount of Funds or Other Consideration.

     As of the date hereof, the Reporting Person is deemed to beneficially own 109,330 shares, including 9,775 shares purchased from the Company in an initial public offering pursuant to a stock subscription and held in an Individual Retirement Account, 26,960 shares purchased in open market transactions held in an Individual Retirement Account, 21,176 shares beneficially owned by the Reporting Person held by the trustee pursuant to the First Federal Savings Bank Savings and Employee Stock Ownership Plan ("KSOP"), 100 shares held jointly by the Reporting Person's spouse and child and 51,319 additional shares representing shares underlying options granted under the 1995 Great American Bancorp, Inc. Incentive Plan ("Incentive Plan") that are currently exercisable or exercisable within 60 days. The amount of consideration ($463,212) used to acquire the total 36,835 of purchased shares was derived from personal funds of the Reporting Person.

     A schedule of the shares, dates, and the prices per share acquired by or sold by the Reporting Person since the most recent filing on Schedule 13D is attached and marked as Exhibit 1 to Item 3.

Item 4.     Purpose of Transaction.

	      No change.

Item 5.     Interest in Securities of Issuer

     (a) The Reporting Person beneficially owns 109,330 shares, representing 13.19% of the total of outstanding shares of the Company as of January 31, 2003 of 777,490 plus 51,319 shares underlying stock options granted to the Reporting Person under the Incentive Plan, which are currently exercisable or exercisable within 60 days.

                                                      (Page 3 of 5 Pages)


     (b) The Reporting Person has the power to vote and to dispose of the shares referred to in Item 5(a) as follows:

     Sole voting power:          57,911 shares (not including 51,319 shares
                                 subject to options)

     Shared voting power:        100 shares

     Sole dispositive power:     36,735 shares (not including 51,319 shares
                                 subject to options and 21,176 shares held in by the First Federal Savings Bank Savings and Employee Stock Ownership Plan)

     Shared dispositive power:   100 shares

     (c) Except as reported in Item 3 hereof, there has been no transaction in the Common Stock of the Company effected during the past sixty (60) days by the Reporting Person.

     (d) With the exception of the trustee for the First Federal Savings Bank Employee Savings and Stock Ownership Plan Trust, which has certain powers with respect to stock held in trust as provided by the trust agreement and plan document, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities referred in Item 5(a).

     (e)  Not applicable.

Item 6.     Contracts, Arrangements, Understandings or
            Relationships with Respect to Securities of the Issuer.

            No change.

Item 7.     Material to be Filed as Exhibits

     The Company's 1995 Incentive Plan disclosed in Item 6 is incorporated by reference into this document from the Company's Registration Statement on Form S-8 filed with the SEC on May 23, 1996 file number 333-04491.

	                           SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

    February 6, 2003                      /s/ George R. Rouse
-------------------------              --------------------------------
        Date                                    Signature

                                              George R. Rouse
                                       ----------------------------------
                                                Name/Title

                                                         (Page 4 of 5 Pages)


                                 SCHEDULE 13D
                              EXHIBIT 1 TO ITEM 3
                                George R. Rouse


                                   Price per Share    Where and
              No. of Shares         (Excluding           How
  Date       Purchased (Sold)       commissions)      Transacted
  -----      ---------------       ---------------    ----------

Non-Derivative Shares Acquired (Sold), Indirect Ownership:

12/31/2001       2,212                  N/A               (1)
01/18/2002         400                 21.000            OTC(2)
04/16/2002         200                 22.500            OTC(2)
04/23/2002        (100)                 N/A               (3)
Various-2002     1,428                  N/A               (4)
01/21/2003         100                 29.960            OTC(2)
01/21/2003         300                 30.000            OTC(2)

(1) Shares allocated to the Reporting Person held by the trustee of the First Federal Savings Bank Employee Stock Ownership Plan. This plan was in existence until July 1, 2002. On that date the entire plan was restated and became the First Federal Savings Bank Savings and Employee Stock Ownership Plan.

(2) Transactions effected in the over-the-counter market ("OTC") through standard brokerage accounts. Shares purchased by the Reporting Person are held in an Individual Retirement Account.

(3)  Shares previously held in joint ownership with Reporting Person's wife
and child were gifted to child.   After the gift, Reporting Person was not
deemed to beneficially own such shares.

(4) Shares allocated to the Reporting Person held by the trustee of the First Federal Savings Bank Savings and Employee Stock Ownership Plan. Shares were allocated to the Reporting Person at various dates from July 1, 2002 through December 31, 2002.




                                                        (Page 5 of 5 Pages)